Filed pursuant to Rule 424(b)(5)
Registration No. 333-135244

CALCULATION OF REGISTRATION FEE

Title of Securities	Amount	Aggregate Price	Aggregate	Registration
Registered	Registered	Per Unit	Offering Price	Fee
6.50% Senior Notes due 2036	$600,000,000	99.284%	$595,704,000	$63,741

The Registrants paid $53,500 with respect to $500,000,000 aggregate offering price of these securities in connection with the filing of a preliminary prospectus supplement under Rule 424(b)(3) related to this offering, which was filed August 2, 2006. The fee with respect to the additional $95,704,000 aggregate offering price is paid with this filing.
Prospectus Supplement
August 2, 2006
(To prospectus dated June 22, 2006)
$600,000,000

Weatherford International Ltd.

6.50% Senior Notes due 2036

Fully and Unconditionally Guaranteed By Weatherford International, Inc.

We will pay interest on the notes on February 1 and August 1 of each year, beginning February 1, 2007. The notes will mature on August 1, 2036. We may redeem some of the notes from time to time or all of the notes at any time at the redemption prices set forth in this prospectus supplement.

The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

The notes are fully and unconditionally guaranteed on a senior unsecured basis by one of our operating subsidiaries, Weatherford International, Inc. The guarantee by Weatherford International, Inc. will rank equal in right of payment to all of Weatherford International, Inc.’s existing and future unsecured and unsubordinated indebtedness. This guarantee may be terminated and reinstated under certain circumstances as described in this prospectus supplement.

Investing in the notes involves risks. Please read “Risk Factors” on page S-5 of this prospectus supplement and page 1 of the accompanying prospectus.

	Per Note	Total

Public offering price(1)	99.284%	$595,704,000

Underwriting discount	.875%	$5,250,000

Proceeds, before expenses, to us	98.409%	$590,454,000

(1)	Plus accrued interest from August 7, 2006, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about August 7, 2006.

Joint Book-Running Managers

Banc of America Securities LLC
Morgan Stanley
UBS Investment Bank

Co-Managers

Merrill Lynch & Co.	Simmons & Company International

Prospectus Supplement
About This Prospectus Supplement	S-ii
Where You Can Find More Information	S-iii
Prospectus Supplement Summary	S-1
Risk Factors	S-5
Use of Proceeds	S-5
Capitalization	S-6
Description of Notes	S-7
Book-Entry, Delivery and Form	S-10
Underwriting	S-13
Legal Matters	S-14
Experts	S-14

Prospectus
About This Prospectus	i
Where You Can Find More Information	ii
Forward-Looking Statements	ii
Weatherford International Ltd.	1
Weatherford International, Inc.	1
Risk Factors	1
Use of Proceeds	1
Ratio of Earnings to Fixed Charges	2
Description of Share Capital	2
Description of Warrants	4
Description of Debt Securities	5
Legal Matters	10
Experts	11

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, unless otherwise indicated, when we refer to Weatherford Bermuda or use words such as “we” or “us”, we are generally referring to Weatherford International Ltd. and its subsidiaries as a whole or on a division basis, depending on the context in which the statements are made. When we refer to Weatherford Delaware, we are referring to Weatherford International, Inc., our predecessor company and our wholly owned, indirect subsidiary, which has irrevocably and unconditionally guaranteed the notes on a senior unsecured basis as described in this prospectus supplement.

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we are offering to sell the notes using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of the note offering. The accompanying prospectus gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Consent under the Exchange Control Act of 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our loan notes to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus supplement and the accompanying prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus supplement and the accompanying prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in such documents.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” that we authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, any “free writing prospectus,” the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read our SEC filings at the SEC’s website at www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of this prospectus supplement through the termination of the registration statement of which this prospectus supplement is a part. Please read the following documents incorporated by reference to this prospectus supplement and accompanying prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 10, 2006;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 9, 2006;

•	Our current reports on Form 8-K filed (but only to the extent filed, and not to the extent “furnished” within the meaning of SEC regulations) on the following dates in 2006: February 15, 17 and 21, March 10, May 5 and 15 and July 14; and

•	All documents we file under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the registration statement of which this prospectus supplement is a part.

If the information in incorporated documents conflicts with information in this prospectus supplement, you should rely on the most recent information. If the information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Weatherford International Ltd., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Investor Relations (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing at the above address or at the above telephone number or visit www.weatherford.com. Information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information appearing in other sections of this prospectus supplement or the accompanying prospectus. It may not contain all of the information that you should consider before investing in our notes. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the financial statements and the footnotes to those financial statements contained in those documents.

Weatherford

Our Business

Weatherford is one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry. We operate in over 100 countries and employ approximately 30,200 people worldwide.

Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027-3415. Our telephone number at that location is (713) 693-4000.

Recent Developments

On August 25, 2005, we entered into a revolving credit agreement with UBS Loan Finance LLC, Bank of America, N.A. and Morgan Stanley Senior Funding, Inc., under which currently we may borrow up to $600 million outstanding at any time. The facility matures August 23, 2006, and is subject to mandatory commitment reductions if we undertake certain types of capital markets transactions, including this offering. In this prospectus supplement, we refer to this agreement as our “bridge facility.”

On August 29, 2005, we redeemed all of our remaining outstanding Zero Coupon Convertible Senior Debentures due 2020. The aggregate redemption cost to us was $341.8 million. We funded $240 million of that amount through a borrowing on our bridge facility and the remaining $101.8 million with available cash.

On August 31, 2005, we acquired Precision Drilling Corporation’s Energy Services Division and International Contract Drilling Division for US$942.7 million in cash (based on then current exchange rates) and 52 million of our common shares. In this prospectus supplement, we refer to this transaction as the “Precision acquisition.” The cash portion of the Precision acquisition was funded through borrowings under our bridge facility.

On October 25, 2005, we initiated a commercial paper program for the issuance of short-term unsecured notes. Under that program, we currently may issue notes in an aggregate amount not to exceed $1.2 billion. In this prospectus supplement, we refer to this program as our “CP program.” We have used the CP program to repay all borrowings under the bridge facility.

On December 28, 2005, we announced that our Board of Directors had approved a share repurchase program that authorizes us to repurchase up to $1 billion of our common shares from time to time as market conditions warrant. Through June 30, 2006, we have purchased approximately 5.2 million common shares at an average price of $46.07 per share. We have funded these purchases through issuances under the CP program and available cash.

On February 17, 2006, we issued $350.0 million of 5.50% Senior Notes due 2016. We used the net proceeds of $346.2 million to partially repay outstanding borrowings on our CP program.

On May 2, 2006, we entered into a revolving credit agreement with a syndicate of banks led by JP Morgan Chase Bank, N.A. under which we may borrow up to $750.0 million outstanding at any time. This facility, which we refer to as our “credit facility,” matures May 2, 2011 and replaces our previous credit facility that was scheduled to expire May 12, 2006.

On July 19, 2006, we reported second quarter 2006 revenues of $1,538.6 million and income from continuing operations of $186.8 million.

THE OFFERING

Issuer	Weatherford International Ltd.

Guarantor	Weatherford International, Inc. will fully and unconditionally guarantee the notes. If at any time Weatherford Delaware has no outstanding debt, as defined in the indenture governing the notes (exclusive of any guarantee that has a provision substantially similar to this provision such that by its terms it will be automatically released and discharged simultaneously with the release and discharge of this guarantee and exclusive of debt owed to us and our other subsidiaries), the guarantee will terminate. Weatherford Delaware’s guarantee of the notes will be reinstated if Weatherford Delaware incurs or guarantees any debt other than debt to us or our subsidiaries. Please read “Description of the Notes — The Guarantee.”

Notes Offered	$600,000,000 aggregate principal amount of 6.50% Senior Notes due 2036.

Maturity Date	August 1, 2036

Interest Rate	The notes will bear interest at the rate of 6.50% per year from August 7, 2006 to, but excluding, August 1, 2036.

Interest Payment Dates	February 1 and August 1 of each year, beginning February 1, 2007. Interest payments will be made to the person in whose name the notes are registered on January 15 and July 15 immediately preceding the applicable interest payment date.

Covenants	We will issue the notes under an indenture entered into with Deutsche Bank Trust Company Americas, as trustee, dated October 1, 2003. The indenture contains limitations on, among other things, our ability to:

• incur indebtedness secured by certain liens; and

• engage in certain sale-leaseback transactions.

The notes will contain certain events of default, including cross-default provisions on certain other indebtedness.

Optional Redemption	We may redeem the notes at our option, in whole or in part, at any time, at the redemption price described in “Description of Notes — Optional Redemption.”

Ranking	The notes will be our senior, unsecured obligations ranking equally in right of payment with our other senior, unsecured indebtedness. Please read “Description of Notes — General.” The guarantee will be a senior, unsecured obligation of Weatherford Delaware, ranking equally in right of payment with other senior, unsecured indebtedness of Weatherford Delaware. Please read “Description of Notes — General” and “— The Guarantee.”

Use of Proceeds	We estimate that the net proceeds from the offering will be approximately $588.3 million after deducting the underwriting discount and expenses related to this offering and net of the settlement of hedging transactions. We expect to use the proceeds for the repayment of borrowings under our CP program. Please read “Use of Proceeds.”

Ratings	The notes have been assigned ratings of BBB+ by Standard & Poor’s Rating Services and Baa1 by Moody’s Investors Service, Inc. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the notes. These ratings may not continue, and they may be revised downward or upward or withdrawn entirely at any time.

Risk Factors	You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before investing in the notes.

Additional Issuances	We may, at any time, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as these notes. Any additional notes having such similar terms, together with these notes, will constitute a single series of notes under the indenture.

For additional information regarding the notes, please read “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

SUMMARY FINANCIAL INFORMATION

The following tables present certain summary historical condensed consolidated financial data and selected historical cash flow and balance sheet data. Our summary financial data as of and for the year ended December 31, 2005 is derived from our audited consolidated financial statements, which are incorporated herein by reference. Our summary financial data as of and for the three months ended March 31, 2006 is derived from our unaudited condensed consolidated financial statements, which are incorporated herein by reference.

Our summary financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes related thereto, included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus.

	Year Ended		Three Months Ended
	December 31,		March 31,
	2005		2006
	(dollars in millions)

Revenues	$4,333.2		$1,536.0
Income from Continuing Operations(1)	466.2		203.3
Depreciation & Amortization	334.3		115.5
Interest Expense(2)	85.1		20.4
Ratio of Earnings to Fixed Charges	6.77	x	11.75	x

(1)	Includes $121.0 million of exit and restructuring charges associated with our Precision acquisition and debt restructuring costs related to our equity investment in Universal Compression Holdings for the year ended December 31, 2005.

(2)	Includes $4.7 million of debt redemption expense incurred with the settlement of our Zero Coupon Convertible Debentures due 2020 for the year ended December 31, 2005.

	Year Ended	Three Months Ended
	December 31,	March 31,
	2005	2006
	(dollars in millions)

Cash Flow from Continuing Operations	$500.8	$203.2
Cash Flow used in Investing Activities	(1,254.9)	(239.2)
Cash Flow from Financing Activities	570.1	37.0
Capital Expenditures	(526.6)	(212.7)
Total Debt	1,586.8	1,692.6
Total Debt/Capitalization	21.9%	22.5%

RISK FACTORS

Before you make a decision to invest in the notes, you should read the risk factor discussed below. You should also read and consider the risks, uncertainties and factors that are discussed in the accompanying prospectus under the captions “Forward-Looking Statements” on page ii and “Risk Factors” on page 1 and in our other current filings with the SEC under the Exchange Act, particularly under “Business — Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2005, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exposures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference in this prospectus supplement.

The guarantee of the notes may be terminated while the notes remain outstanding.

The guarantee of the notes by Weatherford Delaware will be terminated if Weatherford Delaware has no outstanding debt (including guarantees of other Weatherford Bermuda debt, but excluding debt to us or our subsidiaries). We intend to insert a similar provision in any future debt of Weatherford Bermuda that Weatherford Delaware guarantees with the aim of eventually removing Weatherford Delaware guarantees from all of Weatherford Bermuda’s debt.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $588.3 million after deducting the underwriting discount and expenses related to this offering and net of the settlement of hedging transactions. We expect to use all of the net proceeds from this offering for the repayment of borrowings under our CP program. Borrowings under our CP program to be repaid with these proceeds currently bear interest at rates ranging from 5.3% to 5.5% and have maturities ranging from one day to ten weeks. Borrowings under the CP program initially were used to repay borrowings under the bridge facility, which were incurred to finance our Precision acquisition and to pay a portion of the redemption of our Zero Coupon debentures. We intend to reduce the size of our CP program to match available commitments from our credit facilities.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006, (i) on an actual basis and (ii) on an as adjusted basis to give effect to the issuance and sale of the notes and the application of the estimated net proceeds in the manner described in “Use of Proceeds.” This table should be read in conjunction with our historical condensed consolidated financial statements, including the notes to those statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2006
	Actual	As Adjusted
	(in thousands)

Cash and Cash Equivalents	$135,310	$135,310

Short-term Borrowings and Current Portion of Long-term Debt	711,259	122,960

Long-term Debt:
6 5/8% Senior Notes due 2011	348,095	348,095
Other Long-term Debt(1)	35,137	35,137
4.95% Senior Notes due 2013	249,625	249,625
5.50% Senior Notes due 2016	348,526	348,526
6.50% Senior Notes due 2036	—	600,000

Total Long-term Debt	981,383	1,581,383

Shareholders’ Equity	5,829,594	5,829,594

Total Capitalization	$7,522,236	$7,533,937

(1)	Other Long-term Debt includes foreign bank and other debt denominated in foreign currencies, unamortized gain on terminated derivative activity and obligations under capital leases. See the notes to our historical condensed consolidated financial statements.

DESCRIPTION OF NOTES

The following description of the notes supplements, and to the extent inconsistent, replaces, the description of the general terms and provisions of the senior debt securities set forth in the accompanying prospectus. The notes are to be issued as a separate series of senior debt securities under an indenture dated as of October 1, 2003, among us, Weatherford Delaware, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, which is more fully described in the accompanying prospectus. We will issue the notes pursuant to resolutions of the board of directors and a pricing committee of the board of directors and an officers’ certificate setting forth specific terms applicable to the notes. The statements under this caption relating to the notes, the indenture and the officers’ certificate are brief summaries only and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture and the notes, forms of which are available from us. Capitalized terms used in this section have the meaning set forth in the accompanying prospectus or the indenture.

General

The notes offered by this prospectus supplement will be our unsubordinated, unsecured obligations and will rank equally in right of payment with all of our other unsubordinated, unsecured indebtedness from time to time outstanding. The notes will not limit other indebtedness or securities that we or any of our subsidiaries may incur or issue or, except as described below in “— Covenants,” contain financial or similar restrictions on us or any of our subsidiaries. The notes do not have a sinking fund. We may, without the consent of the holders of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms, and the same CUSIP number, as the notes. Any additional notes having such similar terms, together with the notes, will constitute a single series of notes under the indenture.

Principal and Maturity

The aggregate principal amount of the notes offered under this prospectus supplement is $600,000,000. The notes will mature on August 1, 2036.

Interest

The notes will bear interest at 6.50% per year (computed based on a 360-day year consisting of twelve 30-day months) for the period from August 7, 2006 to, but excluding, August 1, 2036. Interest on the notes will be payable semi-annually on February 1 and August 1 of each year, beginning February 1, 2007 for interest accruing from August 7, 2006. Interest payments will be made to the persons in whose names the notes are registered on January 15 and July 15 (whether or not a business day) immediately preceding the related interest payment date.

The Guarantee

The notes are fully and unconditionally guaranteed on a senior unsecured basis by one of our operating subsidiaries, Weatherford Delaware, pursuant to a guarantee included in the indenture. Pursuant to the guarantee, Weatherford Delaware guarantees the due and punctual payment of the principal of, and interest and premium on, the notes, when the same shall become due, whether by acceleration or otherwise. The guarantee is enforceable against Weatherford Delaware without any need to first enforce the notes against us. If at any time Weatherford Delaware has no outstanding debt, as defined in the indenture governing the notes (exclusive of any guarantee that has a provision substantially similar to this provision such that by its terms it will be automatically released and discharged simultaneously with the release and discharge of this guarantee and exclusive of debt owed to us and any of our other subsidiaries), the guarantee will terminate. Weatherford Delaware’s guarantee of the notes will be reinstated if Weatherford Delaware incurs or guarantees any debt other than debt to us or our subsidiaries.

The guarantee:

•	is Weatherford Delaware’s unsecured, unsubordinated general obligation; and

•	ranks on parity with all of Weatherford Delaware’s other unsecured, unsubordinated indebtedness.

As of March 31, 2006, Weatherford Delaware had approximately $570.0 million of indebtedness outstanding. The guarantee will be effectively subordinated to all existing and future obligations of Weatherford Delaware’s subsidiaries. As of March 31, 2006, Weatherford Delaware’s subsidiaries had approximately $57.5 million of indebtedness.

Form

The notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 or integral multiples of $1,000 in excess of $1,000. The notes will be initially issued as global securities. Please read “Book-Entry, Delivery and Form” for additional information concerning the notes and the book-entry system. The Depository Trust Company, or DTC will be the depositary with respect to the notes. Settlement of the sale of the notes to Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC, on behalf of the underwriters will be in immediately available funds. The notes will trade in DTC’s Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the notes will therefore settle in immediately available funds. We will make all payments of principal and interest in immediately available funds to DTC in The City of New York.

Optional Redemption

We may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes then outstanding to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (computed based on a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points (0.25%), as calculated by an Independent Investment Banker, plus accrued and unpaid interest thereon to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, as defined below, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if an Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means Banc of America Securities LLC, Morgan Stanley & Co. Incorporated or UBS Securities LLC or any of their respective successors, as designated by us, or if all such firms are unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means:

•	Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC and each of their respective successors; provided that, if any such Reference Treasury Dealer ceases to be a primary U.S. Government securities dealer in the United States, or Primary Treasury Dealer, we will substitute another Primary Treasury Dealer; and

•	up to two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption at least 30 days but no more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

If we plan to redeem the notes, before the redemption occurs, we are not required to:

•	issue, register the transfer of, or exchange any note during the period beginning 15 days before the notice of redemption is mailed and ending on the day the notice is mailed; or

•	after the notice of redemption is mailed, register the transfer of or exchange any note selected for redemption, except, if we are redeeming only a part of a note, we are required to register the transfer of or exchange the unredeemed portion of the note if the holder so requests.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Covenants

Except to the extent described below, the indenture does not limit the amount of indebtedness or other obligations that we may incur. The indenture contains two principal material financial covenants:

•	Limitation on Liens. This covenant limits our ability, and that of our subsidiaries, to permit liens to exist on our principal assets; and

•	Limitations of Sale-Leaseback Transactions. This covenant limits our ability to sell or transfer our principal assets and then lease back those assets.

Please read “Description of Debt Securities — Covenants” in the accompanying prospectus. In addition, the notes will contain certain events of default including cross-default provisions on certain other indebtedness. Please read “Description of Debt Securities — Events of Default” in the accompanying prospectus.

Ratings

The notes have been assigned ratings of BBB+ by Standard & Poor’s Rating Services and Baa1 by Moody’s Investors Service, Inc. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the notes. These ratings may not continue and they may be revised downward or upward or withdrawn entirely at any time.

BOOK-ENTRY, DELIVERY AND FORM

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the global notes. The notes will be issued in fully-registered form registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered certificates will be issued as global notes for the notes in the aggregate principal amount of the notes. These global notes will be deposited with DTC.

DTC has advised us and the underwriters of the following matters. The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.

DTC, the world’s largest depository, is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sale and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmations from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct or Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the documents governing the notes. For example, Beneficial Owners of Notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in the listing attached to the omnibus proxy).

Principal and interest payments on the global notes (including any redemption payments) will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, or the trustee, in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal and interest payments (including any redemption payments) on the global notes made to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its service as depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the notes in fully-registered form are required to be printed and delivered to Beneficial Owners.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the notes in fully-registered form are required to be printed and delivered to Beneficial Owners.

Neither we, the trustee nor the underwriters will have any responsibility or obligation to Direct or Indirect Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to Direct or Indirect Participants or Beneficial Owners.

The notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the notes will, therefore, settle in immediately available funds. We will make all applicable payments of principal, premium (if any) and interest on the notes issued as global notes in immediately available funds.

UNDERWRITING

We intend to offer the notes through the underwriters named below. Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters, severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal
Underwriter	Amount

Banc of America Securities LLC	$150,000,000
Morgan Stanley & Co. Incorporated	150,000,000
UBS Securities LLC	150,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	75,000,000
Simmons & Company International	75,000,000

Total	$600,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of 0.525% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.2625% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $625,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchase of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

In the ordinary course of business, certain of the underwriters and their respective affiliates have provided, and may in the future provide, financial advisory, investment banking and other financial and banking services, and the extension of credit, to us or our subsidiaries. Merrill Lynch, Pierce, Fenner & Smith Incorporated and one of its affiliates, Merrill Lynch Money Markets Inc., act as dealers in our CP program and in that capacity may purchase short-term commercial paper notes from us for their own account or may resell our short-term commercial paper notes in commercial paper markets. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

LEGAL MATTERS

The validity of the issuance of the notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas, with respect to U.S. legal matters, and by Conyers Dill & Pearman, our special Bermuda counsel, with respect to Bermuda legal matters. Certain legal matters relating to the notes offered by this supplement and the accompanying prospectus will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., Houston, Texas, with respect to U.S. legal matters, and by Appleby Spurling Hunter, underwriters’ Bermuda counsel, with respect to Bermuda legal matters. Fulbright & Jaworski L.L.P. provides services to us on matters unrelated to the offering of the notes.

EXPERTS

The consolidated financial statements of Weatherford International Ltd. and Subsidiaries appearing in Weatherford International Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein) and Weatherford International Ltd. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein (which did not include an evaluation of the internal control over financial reporting of the acquired businesses of Precision Energy Services and Precision Drilling International), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of the acquired businesses of Precision Energy Services and Precision Drilling International from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Weatherford International Ltd.

COMMON SHARES
PREFERENCE SHARES
SENIOR DEBT SECURITIES
WARRANTS

Weatherford International, Inc.

GUARANTEES OF DEBT SECURITIES

Weatherford International Ltd. may offer and sell from time to time in one or more offerings:

(1) common shares;

(2) preference shares, in one or more series, which may be convertible into or exchangeable for debt securities or common shares;

(3) unsecured debt securities consisting of senior notes and debentures and/or other unsecured evidences of indebtedness, in one or more series (including medium-term notes, or MTNs), which may be convertible into or exchangeable for preference shares or common shares; and

(4) warrants to purchase our common shares, preference shares or debt securities or to purchase or sell securities of a third party, currencies or commodities.

Weatherford International, Inc. may offer and sell from time to time in one or more offerings guarantees of debt securities issued by Weatherford International Ltd.

We and/or Weatherford International, Inc. will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in any of our or Weatherford International, Inc.’s securities. This prospectus may not be used to consummate sales of our or Weatherford International Inc.’s securities unless it is accompanied by a prospectus supplement.

The common shares of Weatherford International Ltd. are listed for trading on the New York Stock Exchange under the symbol “WFT.” On June 21, 2006, the last reported sales price for the common shares on the New York Stock Exchange was $47.81 per share.

You should carefully review and consider the information under the heading “Forward-Looking Statements” beginning on page ii and other information included and incorporated by reference in this prospectus for a discussion of the factors that you should carefully consider before deciding to purchase these securities.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 22, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below. You should rely only on the information incorporated by reference or provided in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell in any jurisdiction in which the offer is not permitted. You should not assume that the information in the prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Weatherford Bermuda” and to the “company,” “we,” “us” or “our” are to Weatherford International Ltd. and its subsidiaries as a whole or on a division basis depending on the context in which the statements are made. When we refer to Weatherford Delaware, we are referring to Weatherford International, Inc., our wholly-owned subsidiary.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of Weatherford Bermuda’s common and preference shares, up to the amount of its authorized capital from time to time, to and between non-residents of Bermuda for exchange control purposes, and the issue of options, warrants, depository receipts, rights, loan notes and other securities of Weatherford Bermuda and the subsequent free transferability thereof, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus may be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting the prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

WHERE YOU CAN FIND MORE INFORMATION

Each time that we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including any guarantees. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with the applicable prospectus supplement, will include or refer you to all material information relating to each offering.

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-31339). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and at our web site at http://www.weatherford.com. Information on our web site is not incorporated by reference in this prospectus. You may also read and copy at prescribed rates any document we file at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Our common shares are listed on the New York Stock Exchange under the symbol “WFT.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, 7th Floor, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents and all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished rather than filed):

•	our annual report on Form 10-K for the year ended December 31, 2005;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2006;

•	our current reports on Form 8-K (other than information furnished rather than filed), filed with the SEC on February 15, 2006, February 17, 2006, February 21, 2006, March 10, 2006, May 5, 2006 and May 15, 2006; and

•	the description of our common shares, $1.00 par value, contained in our Registration Statement on Form 8-A filed with the SEC on May 24, 2002 (File No. 001-31339), including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling the following number:

Weatherford International Ltd.
Attention: Investor Relations
515 Post Oak Boulevard, Suite 600
Houston, Texas 77027
(713) 693-4000

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and the Private Securities Litigation Reform Act of 1995 about us and Weatherford Delaware that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements may be found in this document regarding the financial position, business strategy, possible or assumed future results of operations, and other plans and objectives for the future operations of us and Weatherford Delaware. Except for our obligation to disclose material information under U.S. federal securities laws, we do not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this prospectus, or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may,” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this document, could affect the future results of our industry in general, and us and Weatherford Delaware in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

From time to time, we update the various factors we consider in making our forward-looking statements and the assumptions we use in those statements. However, we undertake no obligation to publicly update or revise any forward-looking events or circumstances that may arise after the date of this report. The following sets forth the various assumptions we use in our forward-looking statements, as well as risks and uncertainties relating to those statements. Certain of the risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this report and in our other disclosures. These risks and uncertainties include, but are not limited to, the following:

•	A downturn in market conditions could affect projected results. Any material changes in oil and natural gas supply and demand, oil and natural gas prices, rig count or other market trends would affect our results and would likely affect the forward-looking information we provided. The oil and natural gas industry is extremely volatile and subject to change based on political and economic factors outside our control. During 2004 and 2005, worldwide drilling activity increased; however, if an extended regional and/or worldwide recession were to occur, it would result in lower demand and lower prices for oil and natural gas, which would adversely affect drilling and production activity and therefore would affect our revenues and income. We have assumed increases in worldwide demand will continue throughout 2006.

•	Availability of a skilled workforce could affect our projected results. Due to the high activity in the exploration and production and oilfield service industries there is an increasing shortage of available skilled labor. Our forward-looking statements assume we will be able to recruit and maintain a sufficient skilled workforce for activity levels.

•	Increases in the prices and availability of our raw materials could affect our results of operations. We use large amounts of raw materials for manufacturing our products. The price of these raw materials has a significant impact on our cost of producing products for sale or producing fixed assets used in our business. We have assumed that the prices of our raw materials will remain within a manageable range and will be readily available. If we are unable to attain necessary raw materials or if we are unable to minimize the impact of increased raw materials costs through our supply chain initiatives or by passing through these increases to our customers, our margins and results of operations could be adversely affected.

•	Our long-term growth depends upon technological innovation and commercialization. Our ability to deliver our long-term growth strategy depends in part on the commercialization of new technology. A central aspect of our growth strategy is to innovate our products and services, to obtain technologically advanced products through internal research and development and/or acquisitions, to protect proprietary technology from unauthorized use and to expand the markets for new technology through leverage of our worldwide infrastructure. The key to our success will be our ability to commercialize the technology that we have acquired and demonstrate the enhanced value our technology brings to our customers’ operations. Our major technological advances include, but are not limited to, those related to underbalanced systems, expandable solid tubulars, expandable sand screens and intelligent well completion. Our forward-looking statements have assumed successful commercialization of, and above-average growth from, these new products and services.

•	Nonrealization of expected benefits from our 2002 corporate reincorporation could affect our projected results. We have gained certain business, financial and strategic advantages as a result of our reincorporation, including improvements to our global tax position and cash flow. An inability to continue to realize expected benefits of the reincorporation in the anticipated time frame, or at all, would negatively affect the benefit of our corporate reincorporation.

•	Nonrealization of expected benefits from our 2005 acquisition of Precision Energy Services and Precision Drilling International could affect our projected results. We expect to gain certain business, financial and strategic advantages as a result of this acquisition, including synergies and operating efficiencies. An inability to realize expected strategic advantages as a result of the acquisition, would negatively affect the anticipated benefits of the acquisition.

•	The cyclical nature of or a prolonged downturn in our industry could affect the carrying value of our goodwill. As of December 31, 2005, we had approximately $2.8 billion of goodwill. Our estimates of the value of our goodwill could be reduced in the future as a result of various factors, some of which are beyond our control. Any reduction in the value of our goodwill may result in an impairment charge and therefore adversely affect our results.

•	Currency fluctuations could have a material adverse financial impact on our business. A material change in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from future changes in currencies.

•	Adverse weather conditions in certain regions could aversely affect our operations. In the summer of 2005, the Gulf of Mexico suffered several significant hurricanes. These hurricanes and associated hurricane threats reduced the number of days on which we and our customers could operate, which resulted in lower revenues than we otherwise would have achieved. Similarly, an unusually warm Canadian winter or unusually rough weather in the North Sea could reduce our operations and revenues from those areas during the relevant period. Our forward-looking statements assume weather patterns in our primary areas of operations will not deviate significantly from historical patterns.

•	Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations. We have assumed there will be no material political disturbances or terrorist attacks and there will be no material changes in global trade policies. Any further military action undertaken by the U.S. or other countries could adversely affect our results of operations.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see “Where You Can Find More Information” above.

WEATHERFORD INTERNATIONAL LTD.

Weatherford Bermuda is one of the world’s leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. We were originally incorporated in Delaware in 1972, and as a result of our corporate reorganization in 2002, are now incorporated in Bermuda. Many of our businesses have been operating for more than 50 years.

We operate in approximately 100 countries through approximately 670 service and sales locations, which are located in nearly all of the oil and natural gas producing regions in the world. We are among the leaders in each of our primary markets, and our distribution and service network is one of the most extensive in the industry.

We conduct our operations through four principal operating divisions:

•	Evaluation, Drilling & Intervention Services — This division provides performance drilling and evaluation services, well construction, drilling tools and intervention services.

•	Completion & Production Systems — This division provides completion systems, artificial lift systems, fracturing technologies and production optimization.

•	Precision Drilling International — This division provides light, medium and heavy duty land drilling rigs, drilling and maintenance crews and supervisory personnel and camp and catering services.

•	Pipeline & Specialty Services — This division provides pipeline services.

Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027-3415. Our telephone number at that location is (713) 693-4000.

WEATHERFORD INTERNATIONAL, INC.

Weatherford Delaware is an indirect, wholly owned subsidiary of Weatherford Bermuda. Weatherford Bermuda currently conducts all of its operations through its subsidiaries, including Weatherford Delaware and its subsidiaries.

RISK FACTORS

There are important factors that could cause our actual results, level of activity or performance to differ materially from our past results of operations or from the results, level of activity or performance implied by the forward-looking statements contained in this prospectus or in any prospectus supplement. In particular, you should carefully consider the risk factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus. Other sections of this prospectus, any prospectus supplement and the documents incorporated by reference may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for us to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we will use the net proceeds received by us from the sale of the securities offered by this prospectus to finance acquisitions, refinance certain existing indebtedness and for general corporate purposes. We may invest funds not required immediately for such purposes in marketable securities and short-term investments.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Quarter Ended
	March 31,				Year Ended December 31,
	2006		2005		2005		2004		2003		2002	2001

Ratio of earnings to fixed charges	11.75	x	5.98	x	6.77	x	6.03	x	2.99	x	—	4.76x

For the year ended December 31, 2002, earnings before fixed charges were inadequate to cover fixed charges by $33.8 million. This reflects our $217.1 million write-down of our investment in Universal Compression Holdings, Inc. as it was determined that the decline in the market value of the investment was other than temporary.

For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. “Earnings” represent the aggregate of (a) our earnings (loss) before income taxes, minority interest, discontinued operations and equity in earnings of unconsolidated investees and (b) fixed charges, net of interest capitalized plus (c) distributed income from equity investments. “Fixed charges” represent interest (whether expensed or capitalized), the amortization of capitalized debt costs and original issue discount and that portion of rental expense on operating leases deemed to be the equivalent of interest.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 1,000,000,000 common shares, par value US$1.00 per share, and 10,000,000 undesignated preference shares, par value US$1.00 per share. The following summary is qualified in its entirety by the provisions of our memorandum of association and our bye-laws, which are both publicly available. As of June 19, 2006, there were 351.1 million common shares issued and outstanding (excluding common shares held by subsidiaries) and no preference shares issued and outstanding. As of that date, we also had approximately 28.7 million common shares reserved for issuance:

•	in connection with options or other awards issued or available for issuance under various employee or director incentive, compensation and option plans; and

•	upon exercise of a warrant issued to Shell Technology Ventures Inc. pursuant to the Warrant Agreement, dated February 28, 2002, between Shell Technology Ventures Inc. and Weatherford Delaware.

Common Shares

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice (unless shorter notice is agreed, as described below) of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days’ notice of an annual general meeting or a special general meeting must be given to our shareholders. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority of the shareholders entitled to attend and vote at the meeting holding not less than 95% of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares.

Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of the holders of our common shares. Our bye-laws do not provide for cumulative voting. Except as specifically provided in our bye-laws or in the Companies Act 1981 of Bermuda (the “Companies Act”), resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. There are no limitations imposed by Bermuda law or our bye-laws on the right of shareholders who are not Bermuda residents to hold or vote our common shares.

Dividend Rights

Under Bermuda law, a company’s board of directors may not declare or pay dividends if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Each of our common shares is entitled to dividends if, as and when dividends are declared by its board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Any cash dividends payable to our shareholders at any time when the corresponding shares are quoted on the New York Stock Exchange will be paid to American Stock Transfer & Trust Company, our transfer agent in the United States, for disbursement to those holders. We do not anticipate that we will pay any cash dividends on our common shares in the foreseeable future.

Preemptive, Redemption, Sinking Fund and Conversion Rights

Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights.

Registrar or Transfer Agent

A register of holders of our common shares is maintained by Codan Services Limited in Bermuda, and a branch register is maintained in the United States by American Stock Transfer & Trust Company, who serves as branch registrar and transfer agent.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, powers, preferences, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us.

Anti-Takeover Provisions

Our bye-laws have provisions that could have an anti-takeover effect. In addition, our bye-laws include an “advance notice” provision that places time limitations on shareholders’ nominations of directors and submission of proposals for consideration at an annual general meeting. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to encourage negotiations with the board of directors in transactions that may involve an actual or potential change of control of us.

Directors can be removed from office, only for cause, by resolution of the shareholders at a special general meeting of our shareholders. The board of directors does not have the power to remove directors. These provisions can delay a shareholder from obtaining majority representation on the board of directors.

Our bye-laws also provide that our board of directors will consist of not less than three nor more than 18 persons, the exact number to be set from time to time by board resolution. Accordingly, our board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on our board of directors by enlarging the size of our board of directors and filling the new vacancies with its own nominees.

In accordance with our bye-laws, at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of our board of directors, by any shareholder who complies with certain procedures set forth in our bye-laws or by any shareholder pursuant to the valid exercise of the power granted under the Companies Act. For business to be properly brought before an annual general meeting by a shareholder in accordance with the terms of our bye-laws, the shareholder must have given timely notice thereof in proper written form to our Secretary and satisfied any other applicable requirements, including all requirements under applicable rules promulgated by the Securities and Exchange Commission or by the New York Stock Exchange or any other exchange on which our securities are traded. To be timely for consideration at the annual general meeting, such shareholder’s notice must be received by the Secretary at our principal executive offices and our registered office in Bermuda not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event that the annual general meeting is called for a date that is not within 60 days before or after such anniversary date, such notice must be received not later than the seventh day following the day on which notice of the annual general meeting was mailed or public disclosure of the date of the annual general meeting was made, whichever occurs first. In order for a shareholder to nominate directors for election at any meeting of shareholders, a shareholder’s notice of his intention to make such nominations must be received in proper written form as specified in our bye-laws. In addition, the Companies Act provides for a mechanism by which not less than 100 shareholders or shareholders holding at least 5% of the voting power of a Bermuda company may require the company to give notice of a resolution that may properly be moved at an annual general meeting of the company, or to circulate to members entitled to notice of any general meeting a statement with respect to any proposed resolution or business to be dealt with at that meeting.

Any action required or permitted to be taken by the holders of our common shares must be taken at a duly called special or annual general meeting of shareholders unless taken by written resolution signed by or on behalf of all holders of common shares. Under our bye-laws, special general meetings may be called at any time by the chairman, the board of directors or when requisitioned by shareholders pursuant to the provisions of the Companies Act. The Companies Act permits shareholders holding at least 10% of the paid-up capital of a company entitled to vote at general meetings to requisition a special general meeting.

Our board of directors is authorized to issue, from time to time, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, any authorized and unissued preference shares with such powers, preferences, rights and restrictions as it may determine. For example, the board of directors could authorize the issuance of preference shares with rights that could discourage a takeover or other transaction that holders of some or a majority of our common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase:

•	our common shares, preference shares or other equity securities;

•	our debt securities (which may be guaranteed by Weatherford Delaware); or

•	debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing.

A description of the terms of any warrants that we may issue will be included in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

Any debt securities we offer under a prospectus supplement will be our direct senior unsecured general obligations. The debt securities will be issued under the Indenture dated October 1, 2003 among us, Weatherford Delaware and Deutsche Bank Trust Company Americas, as trustee, which is incorporated by reference into the registration statement, of which this prospectus is a part.

We have summarized selected provisions of the indenture below. The following summary is a description of the material provisions of the indenture. It does not restate the agreement in its entirety. We urge you to read the indenture because, it, and not this description, defines the rights of holders of debt securities.

General

The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt.

We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preference shareholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay the principal, premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us of dividends, debt principal and interest or other charges by our subsidiaries.

A prospectus supplement and an officer’s certificate relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	The title and type of the debt securities;

•	The total principal amount of the debt securities;

•	The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	The dates on which the principal of the debt securities will be payable;

•	The interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	Any conversion or exchange features;

•	Any optional redemption periods;

•	Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	Any provisions granting special rights to holders when a specified event occurs;

•	Any changes to or additional events of default or covenants;

•	Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	Any other terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued. The indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, coupon or global form.

Guarantee by Weatherford Delaware

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by Weatherford Delaware, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by Weatherford Delaware. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of Weatherford Delaware. The guarantee will be released and discharged at such time as Weatherford Delaware has no outstanding debt.

The obligations of Weatherford Delaware under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance, fraudulent preference or fraudulent transfer under applicable law.

Denominations

The prospectus supplement for each issuance of debt securities will state that the securities issued in registered form will be issued in registered form of $1,000 each or multiples thereof.

Mergers and Sale of Assets

The indenture provides that we may not consolidate or amalgamate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

•	the successor or resulting person assumes all of our obligations under the indenture; and

•	we or the successor or resulting person will not immediately be in default under the indenture.

Upon the assumption of our obligations by a successor or resulting person, subject to certain exceptions, we will be discharged from all obligations under the indenture.

Modification of Indenture

The indenture provides that our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

Events of Default

“Event of default,” when used in the indenture, means any of the following:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay interest on any debt security for 30 days;

•	failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of us; or

•	any other event of default included in the indenture or officers’ certificate.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indenture, we have agreed to:

•	pay the principal of, interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

We have also agreed to the following covenants relating to limitations on liens and restrictions on sale-and-leaseback transactions.

Limitation on Liens

The indenture provides that we will not, nor will we permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any principal property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any of our debt or any other person (other than the debt securities issued under the indenture), without causing all of the debt securities outstanding under the indenture to be secured equally and ratably with, or prior to, the new debt so long as new debt is secured. This restriction does not prohibit us from creating the following:

•	certain liens existing, or provided for under the terms of existing agreements, on the date that any debt securities are issued under the indenture;

•	liens on current assets to secure current liabilities;

•	certain liens that are created within one year after acquisition, completion and/or commencement of commercial operation on, property acquired, constructed, altered or improved by us or any of our subsidiaries;

•	certain preexisting liens on any property acquired and liens on property of a subsidiary existing at the time it became our subsidiary;

•	liens in favor of us or our subsidiaries;

•	certain liens in favor of governmental bodies to secure progress, advance or other payments;

•	liens on any property securing indebtedness incurred for the purpose of financing the purchase price or the cost of constructing, installing or improving the property;

•	liens on any property securing indebtedness issued or guaranteed by governmental bodies; and

•	any extension, renewal or replacement of the foregoing.

Notwithstanding the foregoing, under the indenture we may, and may permit any subsidiary to, issue, assume or guarantee secured indebtedness which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, with all other such secured indebtedness, does not exceed 15% of our consolidated net worth. For purposes of this paragraph, “consolidated net worth” means the amount of total shareholders’ equity shown in our most recent consolidated statement of our financial position.

Sale-and-Leaseback Transactions

The indenture provides that we will not, and we will not permit any of our subsidiaries to, enter into any sale-and-leaseback transaction unless:

•	at the time of entering into such sale-and-leaseback transaction, we or our subsidiary would be entitled under the indenture to mortgage the property under the indenture for an amount equal to the proceeds of the sale-and-leaseback transaction without equally and ratably securing the notes in compliance with the exceptions to the liens covenant in the indenture;

•	within a period commencing six months prior to the consummation of the sale-and-leaseback transaction and ending six months after the consummation of such transaction, we or our subsidiary expend an amount equal to all or a portion of the net proceeds of such sale-and-leaseback transaction for property used or to be used in the ordinary course of our or our subsidiaries’ businesses, and we have elected to designate that amount as a credit against such sale-and-leaseback transaction, with any such amount not so designated to be applied as set forth in the next paragraph; or

•	during the 12-month period after the effective date of the sale-and-leaseback transaction, we apply to the retirement of the notes or any of our pari passu indebtedness:

(i) an amount equal to the proceeds of the property sold in the sale-and-leaseback transaction, which shall not be less than the fair value of such property at the time of entering into such sale-and-leaseback transaction, less

(ii) an amount equal to the principal amount of the notes and pari passu indebtedness retired by us within that 12-month period and not designated as a credit against any other sale-and-leaseback transaction by us or any of our subsidiaries during that period.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check and mailed to the persons in whose names the debt securities are registered on days specified in the indenture or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporation trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities that it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in “street name.” Those payments will be the sole responsibility of those participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Furthermore, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

Defeasance

We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to be released from covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due on the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for certain obligations, including obligations to register the transfer or exchange of debt securities, to replace lost, stolen or mutilated debt securities, to pay principal and interest on the original stated due dates and certain other obligations set forth in the indenture.

We may discharge our obligations under the indenture or be released from covenant restrictions only if we meet certain requirements. Among other things, we must deliver to the trustee an opinion of our legal counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the Internal Revenue Service or a change in United States federal income tax law since the date of the indenture. We may not have a default on the debt securities discharged on the date of deposit.

Governing Law

The indenture is, and the debt securities will be, governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register for such debt securities.

No Personal Liability of Officers, Directors, Employees or Shareholders

No director, officer, employee or shareholder, as such, of ours or any of our affiliates shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such.

Information Concerning the Trustee

A banking or financial institution will be the trustee under the indenture. A successor trustee may be appointed in accordance with the terms of the indenture.

The indenture and the provisions of the Trust Indenture Act incorporated by reference therein, will contain certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (within the meaning of the Trust Indenture Act), it must eliminate such conflicting interest or resign.

LEGAL MATTERS

Certain U.S. legal matters in connection with the securities will be passed upon by Andrews Kurth LLP, Houston, Texas. Certain Bermuda legal matters in connection with the securities will be passed upon for us by our special Bermuda counsel, Conyers Dill & Pearman. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

The consolidated financial statements of Weatherford International Ltd. and Subsidiaries appearing in Weatherford International Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein) and Weatherford International Ltd. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein (which did not include an evaluation of the internal control over financial reporting of the acquired businesses of Precision Energy Services and Precision Drilling International) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of the acquired businesses of Precision Energy Services and Precision Drilling International from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Interests Of Named Experts And Counsel

Certain Bermuda legal matters in connection with the Common Shares registered hereby will be passed upon for Weatherford Bermuda by its special Bermuda counsel, Conyers Dill & Pearman. An employee of the firm’s affiliated company, Codan Services Limited, is one of Weatherford Bermuda’s assistant secretaries.

$600,000,000

Weatherford International Ltd.

6.50% Senior Notes due 2036

Prospectus Supplement
August 2, 2006

Joint Book-Running Managers

Banc of America Securities LLC
Morgan Stanley
UBS Investment Bank

Co-Managers

Merrill Lynch & Co.
Simmons & Company International